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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For January 4, 2006

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                  No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                  No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes                No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   January 4, 2006

____________________________________

Peeyush Varshney, CFO & Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

January 4, 2006

Item 3.

Press Release

Issued on January 4, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce that effective December 30, 2005, the private placement financing announced on November 21, 2005 has closed. The financing consisted of 3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of January 2006.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, January 4, 2006

Contact:

Investor Relations

(No.2006-01-01)

Phone (604) 684-2181

info@varshneycapital.com

CLOSING OF $1,522,010 PRIVATE PLACEMENT

Vancouver, British Columbia - January 4, 2006 - Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the "Company") is pleased to announce that effective December 30, 2005, the private placement financing announced on November 21, 2005 has closed. The financing consisted of 3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit.

Each unit consists of one common share and one-half share purchase warrant of the Company.  Each whole warrant entitles the holder, on exercise, to purchase one additional common share of the Company at a price of $0.50 per share at any time until the close of business on the day which is one year from the date of issue of the warrant. The securities issued are subject to a four month hold period expiring May 1, 2006.

The Company paid an aggregate of $88,269 as finders' fees on a portion of the private placement.

The proceeds will be used for working capital and exploration of the Company's uranium claims located in and around the Athabasca basin in Saskatchewan.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com